RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-04 JANUARY 15, 2004

RUBICON'S SUBSIDIARY CLOSES $700,000 PRIVATE PLACEMENT
-Rubicon vends in Alaskan polymetallic asset, subsidiary to seek public listing through IPO -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that its privately-owned subsidiary, Toquima Minerals Corporation ("Toquima"), has raised $700,000 by way of private placement. Prior to this, Rubicon Minerals Corporation ("Rubicon") had vended all the shares of its 100% owned Alaska subsidiary, Rubicon Minerals USA Inc., whose sole asset is the Palmer base metal project in Alaska, and all of the shares it owned in its 50.1% owned Nevada subsidiary, now Toquima Minerals US Inc. ("Toquima US"), into Toquima in exchange for shares of Toquima. Proceeds from the private placement will be used for general working capital, to explore Toquima's current Nevada projects, and to acquire and explore new projects. Subject to satisfaction of all applicable regulatory requirements, Toquima expects to seek a listing on the TSX Venture Exchange through an IPO with the net proceeds from such financing being used for exploration on its Nevada and Alaska properties. A summary of Toquima is provided below:

The Company

Toquima Minerals Corporation is a new minerals exploration company formed to acquire gold projects and other high priority exploration opportunities in Nevada and, selectively, elsewhere in the USA. This goal will be met by using the strengths and experience of its management team, which has over 50 collective years successful experience from the exploration stage through development.

Management:

Robert Thomas - President and CEO. Mr. Thomas has been engaged in mineral exploration since 1976, holding positions with major companies including Phelps Dodge, Callahan Mining, Meridian Gold and LAC Minerals. Mr. Thomas has been a consulting exploration geologist since 1995 and has demonstrated proven ability in all phases of mineral exploration, in both the western and eastern United States, and Mexico. Career highlights include discoveries in Nevada and the California Mother Lode district, and leading the team that brought the Rosebud gold-silver mine in Nevada to the feasibility stage.

Timothy Percival - Geological Consultant. Most of Mr. Percival's 25-year career has been devoted to precious metals exploration in the Great Basin, California as well as Mexico, Southeast Europe, South America, and the Southwest Pacific for both major and junior companies. Much of Mr. Percival's work was completed as Senior Geologist for Nassau, Ltd, a privately funded company with worldwide exploration activities. Nevada highlights include discovery at several projects, which continue to be explored and expanded.

Management's hands-on experience and extensive knowledge of Nevada gold belts gives Toquima the ability to generate new targets, identify special opportunities presented by existing, known properties, and capitalize on a solid network established with other Nevada-based professionals. Toquima expects to strengthen the management team and board composition as it develops.

Projects

Toquima currently controls eight gold projects in Nevada, six of which are located on or near established gold trends. In addition to exploring the main Nevada gold trends, Toquima believes that there are other prospective gold belts to be found in the state, and has successfully completed a program designed to identify a new "Carlin-style" trend. Two property positions have been established in this potential new gold belt. After such acquisition, Western States Minerals Corporation and Newmont have announced a joint venture in the same belt, immediately adjacent to Toquima (see Western States news release dated Nov. 4, 2003) .

In addition, through the acquisition of Rubicon Minerals USA Inc., Toquima controls 100% of the precious and base metal-rich Palmer project in Alaska. Palmer is considered to possess the attributes of a large mineralizing system and has several drill-ready targets. The market for base metals is improving and planned drilling of Palmer in Summer 2004 provides investors with a timely opportunity for discovery.

Rubicon Minerals Corporation	Page 1 of 2

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-04 JANUARY 15, 2004

"Rubicon offers exposure to high quality exploration targets in Red Lake, Newfoundland and now, through Toquima, in both Nevada and Alaska. By vending Palmer into Toquima, we will realize drilling on a project that we have held through a difficult commodities cycle and, as a major shareholder, can benefit through discovery on that, or on any of the properties in Toquima's expanding Nevada portfolio. Given the weakening US dollar and both rising gold and commodity prices, this is a particularly good time to be leveraging exploration in the USA," states David Adamson.

Bob Thomas said, "we are very pleased to be launching Toquima, and are looking forward to exploring and expanding on our Nevada property portfolio, as well as drilling Palmer. We feel that Nevada, with its prolific gold production history and present world-ranked position, is primed for a new round of discoveries both along existing trends and in new areas. "

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 2 of 2

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.